UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch® Entertainment Acquires Canadian Distribution Rights to Sienna Miller, Steve Buscemi Feature Film “Interview”

First Canadian Theatrical Release for Peace Arch To Premiere on July 20 Following Sony Classics’ U.S. Premiere

Toronto – July 10, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today that it has acquired exclusive Canadian theatrical distribution rights to the new motion picture “Interview,” and will premiere the Sienna Miller, Steve Buscemi feature on July 20, 2007 following Sony Classics’ U.S. theatrical release premiere on July 13, 2007.

“Interview” had its world premiere at the Sundance Film Festival in January and was an official selection at the Seattle and Los Angeles Film Festivals.  It marks the first Canadian theatrical release by Peace Arch, and the film will begin its run in Montreal, Toronto and Vancouver.

Peace Arch’s first U.S. theatrical release will be Tom DiCillo’s edgy romantic comedy “Delirious” (starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello), which will premiere in New York City on August 15th.  “Delirious” has experienced notable success at film festivals worldwide, including official selections at Sundance, Seattle, San Francisco and at Spain’s San Sebastian Film Festival where DiCillo won Best Director and Best Screenplay, at the HBO U.S. Comedy Arts Film Festival where DiCillo was awarded Best Director, and at Istanbul where “Delirious” was awarded the prestigious special jury prize, the Silver Tulip.

“’Interview’ marks the beginning of a significant expansion of our North American business operations,” said Peace Arch Entertainment President John Flock. “After substantially improving our international sales division and filling our distribution pipeline with top quality new films and library content over the past two years, with the launch of these two pictures Peace Arch joins a select group of independent North American distributors possessing fully integrated production, distribution and international sales operations together with a profitable film library and high-profile television business. As we continue to execute our strategic plan for organic growth coupled with accretive acquisitions, we believe Peace Arch is now well-positioned to successfully compete with any film and television company now operating in our industry.”

In “Interview,” Pierre Peders (Steve Buscemi), a self-destructive journalist and Katya (Sienna Miller), a pop diva, TV and movie star go head-to-head in a sexually charged drama about media, truth and celebrity.  Having made his name as a war reporter, Peders has traveled the world seeing some of the most horrifying sights imaginable.  So he feels his puff-piece assignment, an interview with Katya is beneath his dignity.  The two meet in a restaurant and instantly it’s a collision of two worlds – his serious political focus and her superficial world of celebrity.  But perhaps all is not as it appears.

“Interview” was directed by and stars Steve Buscemi (“Delirious” “Fargo” “Reservoir Dogs” “The Big Lebowski”) opposite Sienna Miller (“Factory Girl” “Casanova” “Stardust” “Alfie”).  “Interview” was written by Steve Buscemi and David Schechter from the original screenplay by Theodor Holman, produced by Bruce Weiss and Gijs van de Westelaken and executive produced by Nick Stiliadis.

“Interview” is the first of a series of three films paying homage to the late, acclaimed filmmaker Theo van Gogh by his longtime Dutch producer Gijs van de Westelaken, now partnering with American producer Bruce Weiss.  The second film in the trilogy will be “Blind Date” directed by Stanley Tucci, starring Tucci opposite Patricia Clarkson, followed by an adaptation of van Gogh’s “06” directed by John Turturro.  Both shoots will employ van Gogh’s camera crew and shooting techniques.  Peace Arch Entertainment will be releasing “Blind Date” and “1-900” in 2008.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch Releasing distributes feature films theatrically in the United States and Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 10, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.